SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 1, 2004

                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:       Press release dated February 11, 2004 --"Turkcell Announces
                  New Financing Arrangements."

                  Press release dated February 18, 2004 -- "Turkcell Announces the Results of the GSM License Tender in Iran."

                  Forms on Announcement of Special Situations (11).

[TURKCELL logo]


                                                           FOR IMMEDIATE RELEASE



                  TURKCELL ANNOUNCES NEW FINANCING ARRANGEMENTS


Istanbul, Turkey: February 11, 2004--Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that it has secured US$200 million through two new financing arrangements provided equally by Akbank (US$100 million) and Garanti Bank (US$100 million), two of the leading private banks in Turkey.

Both of these uncollateralized facilities have a maturity of three years. The Akbank facility has a total cost of LIBOR plus 3.50%, while the Garanti Bank facility has a total cost of LIBOR plus 3.40%. These new domestic bank loans, which will be primarily used in the financing of investments, show the strong financial standing of Turkcell as well as its credibility in the financial markets. Turkcell will continue to pursue strategies for lowering its cost of borrowing and extending borrowing maturity.









                               www.turkcell.com.tr



About Turkcell

Turkcell is the leading GSM operator in Turkey with 19 million postpaid and prepaid customers as of December 31, 2003. Turkcell had revenues of US$1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:



Contact:

Turkcell:                                     Citigate Dewe Rogerson
---------                                     Europe:
Investors:                                    Kate Delahunty
----------                                    Tel: +44-20/7282-2934
Koray Ozturkler, Investor Relations           Email: kate.delahunty@citigatedr.co.uk
Tel: +90 212 313 1500                                -------------------------------
Email: koray.ozturkler@turkcell.com.tr        Toby Moore
       -------------------------------        Tel:+44-20/7282-2999
Murat Borekci, Investor Relations             Email: toby.moore@citigatedr.co.uk
Tel: + 90 212 313 1503                               ---------------------------
Email: murat.borekci@turkcell.com.tr          or
       -----------------------------
investor.relations@turkcell.com.tr            United States:
----------------------------------            Victoria Hofstad/Jessica Wolpert
                                              Tel: +1-201-499-3500
Media:                                        Email: victoria.hofstad@citigatefi.com
------                                               -------------------------------
Nazli Candan, Corporate Communications        jessica.wolpert@citigatefi.com
Tel: + 90 212 313 2310                        ------------------------------
Email: nazli.candan@turkcell.com.tr
       ----------------------------
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr
       -----------------------------

[TURKCELL logo]




                                                           FOR IMMEDIATE RELEASE



        TURKCELL ANNOUNCES THE RESULTS OF THE GSM LICENSE TENDER IN IRAN


Istanbul, Turkey: February 18, 2004--Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that the consortium led by Turkcell has provided the best offer in the nationwide GSM900/1800 license tender in Iran. Turkcell will be awarded the license upon the payment of the (euro)300mn license fee and the signing of a license agreement between the consortium led by Turkcell and the regulatory authorities in Iran.

There is only one nationwide GSM phone operator in Iran, which is the state-owned Telecommunication Company of Iran ("TCI"). Iran has a population of approximately 70 million, and a mobile phone penetration rate of approximately 4%.











                               www.turkcell.com.tr



About Turkcell

Turkcell is the leading GSM operator in Turkey with 19 million postpaid and prepaid customers as of December 31, 2003. Turkcell had revenues of US$1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:



Contact:

Turkcell:                                    Citigate Dewe Rogerson
---------                                    Europe:
Investors:                                   Kate Delahunty
----------                                   Tel: +44-20/7282-2934
Koray Ozturkler, Investor Relations          Email: kate.delahunty@citigatedr.co.uk
Tel: +90 212 313 1500                               -------------------------------
Email: koray.ozturkler@turkcell.com.tr       Toby Moore
       -------------------------------       Tel:+44-20/7282-2999
Murat Borekci, Investor Relations            Email: toby.moore@citigatedr.co.uk
Tel: + 90 212 313 1503                              ---------------------------
Email: murat.borekci@turkcell.com.tr         or
       -----------------------------
investor.relations@turkcell.com.tr           United States:
----------------------------------           Victoria Hofstad/Jessica Wolpert
                                             Tel: +1-201-499-3500
Media:                                       Email: victoria.hofstad@citigatefi.com
------                                              -------------------------------
Nazli Candan, Corporate Communications       jessica.wolpert@citigatefi.com
Tel: + 90 212 313 2310                       ------------------------------
Email: nazli.candan@turkcell.com.tr
       ----------------------------
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr
       -----------------------------

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

The announcement prepared according to the request of Istanbul Stock Exchange is as follows:

Previously, we have reported that during the Board of Directors' meeting dated August 20, 2003, Board of Directors has authorized Turkcell management to enter into the GSM license tender in Iraq covering three regions for two year as part of a consortium and that the announcement date for the results of this tender was expected on September 5, 2003. Although we have not received a formal notification, different media agencies reported that the tender process has been finalized and revealed the names of the winners. Turkcell's name does not appear in these lists of the winning parties reported by the media.

Even though Turkcell has demanded an explanation regarding the selection criteria exercised in the tender and the reason why Turkcell failed to prevail, no response was received from the officials.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                            TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler               Serkan Okandan
                           Investor Relations            Financial Reporting
                           30.01.2004, 12:00             30.01.2004, 12:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

On our special situation announcement dated December 4, 2003, we reported that Turk Telekom has stopped making monthly interconnection fee payments based on the injunction obtained from the Ankara First Commercial Court dated November 14, 2003.

The Ankara First Commercial Court partially accepted Turkcell's appeal concerning the injunction decision obtained by Turk Telekom and lifted the injunction on 30% of the monthly payments. The total amount demanded by Turk Telekom in this lawsuit amounts to TL490,009,745,321,552. Accordingly, Turk Telekom will start making 30% of the monthly interconnection fee payments, while the injunction will continue to be effective on the remaining 70%.

During the same hearing, the Court expanded the extent of the injunction dated November 14, 2003 to two other lawsuits continuing at the same Court. These cases are related to the same dispute, while covering different time periods with the demanded payments amounting to TL1,083,197,475,599,420 and TL280,149,208,506,494.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                            TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler               Serkan Okandan
                           Investor Relations            Financial Reporting
                           30.01.2004, 12:00             30.01.2004, 12:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

Turkcell has previously stated its interest in the International GSM license tenders through special situation announcements. Within this context, Turkcell is evaluating the GSM tenders in Oman and Kosova. While both tenders are in the preliminary evaluation stages, Turkcell has not made a decision regarding its participation.

Developments regarding these subjects will be announced according to the Circular VIII, No: 39 of the Capital Markets Board.







We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                             TURKCELL ILETISIM HIZMETLERI A.S.


                                 Ekrem Tokay                 Murat Erden
                                 Chief Financial Officer     Treasury
                                 05.02.2004, 17:00           05.02.2004, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------


In 2002, the Ministry of Finance notified Turkcell that it is obliged to pay VAT on the 15% Treasury share fee paid to the Turkish Treasury, including all payments made since April 1998.

We have previously disclosed that Turkcell benefited from the Tax Amnesty Law for the amounts covering the period between April 1998 and November 2001. In addition, we also disclosed that although Turkcell began to pay VAT on the Treasury fee with a reserve starting from June 2003, it applied to the Istanbul Tax Court against Bogazici Tax Office (full Turkish name: Bogazici Kurumlar Vergi Dairesi Baskanligi) for cancellation of the payment.

The Istanbul Tax Court has now decided in favor of Turkcell. As a result, the Company is not obliged to pay VAT on the Treasury share fee.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                             TURKCELL ILETISIM HIZMETLERI A.S.


                           Selen Kocabas                     Meltem Kalender
                           Chief Business Support Officer    Human Resources
                           09.02.2004, 09:30                 09.02.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

Previously, we have reported that Turkcell has passed the prequalification round in the GSM 900/1800 license tender of the Islamic Republic of Iran and that Turkcell's Board of Directors has authorized the management of Turkcell to carry out the necessary transactions.

On February 9, 2004, Turkcell bid for the GSM 900/1800 license tender of the Islamic Repubic of Iran. Developments regarding this subject will be announced according to the Circular VIII, No: 39 of the Capital Markets Board.







We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                            TURKCELL ILETISIM HIZMETLERI A.S.


                       Koray Ozturkler         Serkan Okandan
                       Investor Relations      Financial Control and Reporting
                       10.02.2004, 09:30       10.02.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

On our special situations announcement dated January 21, 2004, we have reported that the Danistay, the highest administrative court in Turkey, has rejected Turkcell's claim concerning the exclusion of certain value-added services, transaction fees, incoming roaming revenues and interest charges for late collections from the determination of the 15% Treasury share paid to the Turkish Treasury.

We also stated that Turkcell was evaluating the merits of further appeal. Accordingly, Turkcell has filed an appeal on February 10, 2004.







We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                            TURKCELL ILETISIM HIZMETLERI A.S.


                           Ruhi Dogusoy                    Meltem Kalender
                           Chief Operating Officer         Human Resources
                           11.02.2004, 09:30               11.02.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

The international rating company, Fitch, upgraded Turkcell's Long-term foreign currency rating to B+ from B, while stating the Outlook as Stable. Moreover, the Long-term domestic currency rating was affirmed as B+ and the Outlook remained Positive.














We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                            TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler             Ruhi Dogusoy
                           Investor Relations          Chief Operating Officer
                           17.02.2004, 09:30           17.02.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

Previously, following the failure of the negotiations between Turkcell and Is-Tim Telekominikasyon Hizmetleri A.S. regarding national roaming, the Telecommunications Authority ("TA") intervened in the talks and with a written statement dated March 14, 2002, gave Turkcell 30 days to come to an agreement with the operators holding GSM1800 licenses on the basis of issued regulations.

Accordingly, on April 11, 2002, Turkcell initiated proceedings before the International Chamber of Commerce ("ICC") against application of the new regulations and that the TA is not authorized to intervene in the negotiation process, which is now rejected by the ICC, stating that the subject is not under its authority. In other words, ICC implied that the dispute should be overseen not before the international legislators but the local courts. This resolution does not reveal any outcome regarding the essence of the dispute, while the lawsuit filed by Turkcell on the same subject continues before the Danistay, the highest administrative court in Turkey.





We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                            TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler            Ruhi Dogusoy
                           Investor Relations         Chief Operating Officer
                           17.02.2004, 09:30          17.02.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

On December 18, 2000, the Turkish Treasury demanded that Turkcell include the special transaction tax ("STT") and the stamp tax ("ST") in the calculation of the Treasury share starting from December 1999.

Turkcell filed a lawsuit on this issue before the 10th court of Danistay, the highest administrative court in Turkey, and the Court decided on the essence of the dispute and rejected Turkcell's court case. Turkcell will file an appeal within the legal time frame. Turkcell does not have any provisions for this dispute and in case of unfavorable decision the financial risk amounts to TL76 trillion as of September 30, 2003.







We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                            TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler                 Umit Akin
                           Investor Relations              Legal Affairs
                           23.02.2004, 09:30               23.02.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

Several media outlets reported that the Assembly of Civil Law Chambers of Court of Appeals ruled that the dispute between Turk Telekom and Turkcell concerning the annulment of the Annex 1-A.1 of the interconnection agreement, which deals with call termination pricing, between parties should be overseen by the administrative courts. Also, same reports implied that this decision has paved the way for Turk Telekom to collect its receivables from Turkcell.

Turkcell has previously made the necessary announcements on this subject pursuant to Circular VIII, No: 39 of the Capital Market, while our last statement was dated January 30, 2004.

This decision of the Assembly of Civil Law Chambers of Court of Appeals is not officially submitted to Turkcell. However, based on the information received, this judgment of the Assembly is not a verdict about the essence of the dispute but it is about determining the appropriate legal authority.





We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                            TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler             Ruhi Dogusay
                           Investor Relations          Chief Operating Officer
                           26.02.2004, 10:00           26.02.2004, 10:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                              ANKARA
                                                              ------

Special Subjects:
-----------------

Cukurova Holding A.S. informed Turkcell that it sold Turkcell's 8,998,845,000 shares (nominal value at TL8,998,845,000,000) to Yapy Kredi Bankasi A.S. for its debt payment of US$98,937,601 due December 31, 2003, including the accumulated interest cost, in the context of the Financial Restructuring Agreement (FRA) signed between Yapi Kredi Bankasi A.S. and Cukurova Holding A.S.. These shares are not in circulation and the transaction price is calculated according to the last 30 days weighted average price of Turkcell in Istanbul Stock Exchange based on the "realistic price" principles.

Following this transaction, the direct ownership of Cukurova Holding A.S. and Yapi Kredi Bankasi A.S. in Turkcell is 7.47% and 2.89%, respectively.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.


                                            TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler                   Selen Kocabas
                           Investor Relations                Business Support
                           27.02.2004, 10:00                 27.02.2004, 10:00

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    March 1, 2004                By: /s/ MUZAFFER AKPINAR
                                          ---------------------------
                                              Name:  Muzaffer Akpinar
                                              Title: Chief Executive Officer